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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                    1-9601
                           (Commission File Number)

     (Check one): Form 10-K |X| Form 20-F | | Form 11-K | | Form 10-Q | |
                  Form 10-D | | Form N-SAR | | Form N-CSR | |


         For Period Ended:   MARCH 31, 2008

         | |  Transition Report on Form 10-K
         | |  Transition Report on Form 20-F
         | |  Transition Report on Form 11-K
         | |  Transition Report on Form 10-Q
         | |  Transition Report on Form N-SAR
         For the Transition Period Ended: _________________________

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

                         K-V PHARMACEUTICAL COMPANY
                           Full Name of Registrant

                       Former Name if Applicable: N/A

                           2503 SOUTH HANLEY ROAD
          Address of Principal Executive Office (Street and Number)

                             ST. LOUIS, MO 63144
                          City, State and Zip Code


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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                 (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the
|X| prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its public filings, K-V Pharmaceutical Company (the "Company") recently completed an internal investigation of the Company's historical stock option grant practices. The Company concluded after the completion of the investigation, that it was required to restate certain of its previously released financial statements.

The Company completed its Annual Report on Form 10-K for the year ended March 31, 2007, an amendment to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and its Quarterly Reports on Form 10-Q for the quarters ended September 30, 2006 and December 31, 2006, which incorporated the restatements described above, in March 2008. After completion of these filings, the Company has been diligently attempting to complete its Annual Report on Form 10-K for the year ended March 31, 2008 and its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007, September 30, 2007 and December 31, 2007.

Due to the time required to complete the filings described above, the Company was not able to file its Annual Report on Form 10-K for the year ended March 31, 2008 by the required filing date. The Company expects to file the Annual Report by the fifteenth calendar day following the prescribed due date in accordance with the requirements of Rule 12b-25(b).


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         RICHARD H. CHIBNALL            (314)                645-6600
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                (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). | | Yes |X| No

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10-Q for the three months ended June 30, 2007
10-Q for the three and six months ended September 30, 2007
10-Q for the three and nine months ended December 31, 2007

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has not completed all procedures to finalize its fiscal 2008 results, the Company estimates that net revenues for fiscal 2008 will increase $158.8 million, or 35.8%, to $602.5 million due primarily to sales growth of 56.4% experienced in its specialty generics/non-branded products segment. The increase in specialty generic net revenues resulted primarily from the launch in July 2007 of the 100 mg and 200 mg strengths of metoprolol succinate extended-release tablets, which generated estimated net revenues of $119.1 million in fiscal 2008. The increase in sales was lower than management anticipated due to the delay in the approval of the 50 mg strength of metoprolol succinate extended-release tablets, ultimately received in May 2008, which had been expected in the fourth quarter. The increase in sales resulted in an increase in gross profit of approximately $118.6 million, or 40.1%. While the rate of increase in gross profit exceeded the rate of increase in sales, gross profit was adversely impacted by a write-off in the fourth quarter of $5.5 million of inventories of certain unapproved products currently subject to a previously reported FDA hold. The increase in gross profit was offset in part by an increase of approximately $76 million in operating expenses. The increase in operating expenses was primarily due to increases in research and development expense of $15.2 million, personnel costs of $14.5 million, branded marketing and promotions expense of $8.3 million, amortization of intangible assets of $6.7 million, redistribution fees paid to major wholesalers and chains of $4.5 million, travel cost in the Ther-Rx branded products segment of $2.3 million and legal and professional cost associated with litigation of $1.6 million. Operating expenses for fiscal 2008 also included purchased in-process research and development expenses of $17.5 million recorded in connection with product acquisitions, $7.5 million of which was recorded in the fourth quarter. As a result, net income for fiscal 2008 increased approximately $31.1 million, or 53.5%, to an estimated $89.2 million.

                               * * * * * * * * *

                         K-V PHARMACEUTICAL COMPANY
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 30, 2008
                              By: /s/ RICHARD H. CHIBNALL
                                  -------------------------------------
                                  Richard H. Chibnall
                                  Vice President, Finance and Principal
                                  Accounting Officer



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